Exhibit 99.1

AHI RECEIVES PRESTIGEOUS INNOVATION AWARD AT SOUTH-EAST ASIA’S LARGEST TECHNOLOGY CONFERENCE

Highlights

•	AHI receives Innovation award at Techsauce Global Summit for its advanced health risk assessment technologies
•	AHI was the only health tech award recipient, selected from 300 attending exhibitors
•	Techsauce Global Summit is South-East Asia’s largest technology conference with over 20,000 delegates held in Bangkok, Thailand 7-9 August 2024
•	AHI attended Techsauce Global Summit as part of a delegation of 18 technology companies arranged by the Australian Trade and Investment Commission

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (“AHI” or “the Company”) is pleased to announce that it has been named winner of Techsauce’s Innovation Award at the Techsauce Global Summit, held from 7-9 August in Bangkok, Thailand. The Innovation Award is part of a prestigious recognition program to celebrate groundbreaking achievements in technology, entrepreneurship, and innovation.

AHI was selected from over 300 exhibitors involved in the Techsauce Global Summit 2024, based on criteria including originality, technical excellence, positive impact on society and more. Nominations called for companies that have made significant contributions to their respective fields through innovative solutions, products or services. AHI was the only health tech company to receive one of the 11 prestigious awards issued in 2024.

AHI attended the Techsauce Global Summit as part of a delegation of 18 technology companies invited by The Australian Trade and Investment Commission (Austrade). Austrade is a statutory agency of the Australian Government and forms part of the Department of Foreign Affairs and Trade (DFAT) portfolio. Austrade offers support services to help Australian businesses expand in overseas markets.

In addition to healthcare, the delegation included Australian companies leveraging AI to offer technology solutions to multiple other industries including reg-tech, software development, digital business.

Scott Montgomery, CEO, received the award on behalf of AHI. Scott Montgomery comments:

“I’m truly proud of our team’s work to enable AHI to be recognised as one of the leading health technology companies in Asia. AHI’s team has developed something truly impactful to help economically scale better healthcare outcomes and we’re very grateful for that capability to be recognised by South-East Asia’s largest technology stage. Techsauce was the perfect platform for us to meet Board and C-suite level heads of industry of hospitals, telehealth and med-tech regulators so to be recognised as an innovation leader in front of this level of leadership is tangibly valuable to the Company.”

“I want to express a deep gratitude to the Austrade team for selecting AHI to attend and coordinating this mission to Thailand. Their ability to connect our innovations to Thailand’s leading hospitals is the best facilitation I’ve experienced”.

Techsauce is the leading technology business media and publication in Thailand. Its annual three-day summit features conference presentations, exhibits, workshops and networking, and is attended by over 20,000 delegates and more than 300 exhibitors.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market release

19 August 2024

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Laura Wilson Marketing and PR Advanced Health Intelligence Ltd E: marketing@ahi.tech

About Advanced Health Intelligence Ltd

AHI offers a cutting-edge, smart-phone-based health risk identification solution that enables individuals to run their own comprehensive health assessments and risk stratification. Utilising smartphone sensor technology, individuals can efficiently conduct a single scan or a series of scans to identify established risk markers for various health conditions. The resulting data can then be shared with healthcare providers, insurers, employers, and government agencies, facilitating timely triage and appropriate care pathway allocation.

AHI’s scientific research capability is dedicated to the development of advanced data capture techniques, optimising data input signal quality and continuous enhancement and validation of AHI's solutions through rigorous scientific processes.

Over the past decade, AHI has been at the forefront of health-tech innovation, pioneering the use of smartphones in digital-first healthcare. Our journey began with the groundbreaking development of the world's first on-device body dimensioning capability. Since then, we have continued to evolve and adapt our solutions to meet the dynamic needs of health systems players, who are dedicated to delivering high-quality patient care and early detection of escalating health conditions. AHI's patented technology has enabled us to push the boundaries of early detection through digital healthcare, offering a suite of modular solutions that are transforming the industry and offering earlier intervention opportunities.

AHI has assembled a team of experts in machine learning, artificial intelligence, biomathematical modelling and systems biology, computer vision, clinical expertise, and medically trained data scientists to develop and deploy this cutting-edge risk assessment tool. This comprehensive solution encompasses:

·	Anthropometric and body composition analysis to identify obesity-related comorbidities, including diabetes risk stratification.
·	Predictive modelling of blood biomarkers, (including HbA1C, HDL-C, LDL-C), and 10-year cardiovascular risk estimation.
·	Facial blood analysis technology to assess vital signs non-invasively and provide risk stratification for cardiovascular disease.
·	Device-derived dermatological image analysis for identifying over 588 skin conditions across 134 categories, including melanoma detection.

AHI has developed a biometrically driven triage solution using only a smartphone. This solution enables the identification of health risks across populations and directs individuals to appropriate care pathways for proactive health management. The technology provides cost-effective health screening access to billions of smartphone users worldwide, empowering these individuals to take charge of their health journey and improving health outcomes globally.

For more information, please visit: www.ahi.tech.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech